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Ana's Norwegian Bakeri

Bakery

6770 South Yosemite Street
Centennial, CO 80112
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Ana's Norwegian Bakeri previously received $20,200 of investment through Mainvest.
Profile
Data Room
Updates 31
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $9,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Ana's Norwegian Bakeri is seeking investment to secure working capital as we continue to grow our business.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Ana's Norwegian Bakeri is offering perks to investors. You earn perks based on your total investment amount in this business.

Logo mug perk Invest $500 or more to qualify. 10 of 10 remaining

The first 10 investors who invest a minimum of $500 will get an Alice the Logo mug shipped to them (if local investment you are welcome to come pick one up at our Bakeri).

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OUR STORY

Welcome to Ana's Norwegian Bakeri! We are a bakery that specializes in Norwegian pastries and baked goods. We specialize in Norwegian style Cinnamon Rolls, School Rolls, Raisin Rolls, Sweet Cardamom Rolls, and Sunshine Rolls, as well as baked breads and cakes. Whether you grew up with these baked goods, or are brand new to Norwegian baked goods, these pastries and bread are sure to transport you to a delicious cafe in Norway.

We specialize in the "Bolle", or sweet roll
Cardamom is a huge part of what we do
Family recipes, perfect to this high altitude
INTENDED USE OF FUNDS

We just recently celebrated our 1 year anniversary of opening our first location, and we've grown so much in the last year. This capital raise would help us secure working capital that would enable us to purchase ingredients in bulk and save on the cost of our bottom line.

Purchase bulk flour at lower price
Increase margins
Add additional menu item(s)
Hire more help
Add additional operational day
THE TEAM
Ana Fanakra

Owner

I grew up in Norway, but moved to America after graduating high school in 1999. I have been a baker my whole life, and when COVID-19 hit and I lost my job I decided to bake and sell iconic Norwegian pastries. I started my business by selling online and at Farmers Markets and the support from customers was so wonderful that I ended up opening my first bakery location after one year, and I'm so excited to offer baked goods to a larger audience.

I love the community we're building within the community. We host two Norwegian meetings monthly, and offer Norwegian books and magazines to our customers and/or anyone who is interested in them.

I have a previous career in HR, and I enjoy working with people. I am a see-a-need fill-a-need type of person, and will always strive to be the best I can be.

Updates
Investor Exclusive
APRIL 1ST, 2022
2022 Q1 Update

We ended up closing March with roughly the same sales as November 2021 through February 2022 had combined. I hired a Norwegian named Anne Katrine who works at the Bakeri Tuesday through Friday, which has helped tremendously. She is able to speak Norwegian with the Norwegians who come in to the Bakeri, which is one of the reasons why some of the regular Norwegians come in as often as they do. Because of Anne Katrine's help I am now back to my regular sleep schedule, and I am able to complete 99% of what I need ready for the next day while she is working with the customers. I am so excited to see how much the community enjoys our baked goods, and I'm so thankful for the support they're showing us daily. Spring is in the air, and I can't wait to put the umbrellas in the tables outside so customers can enjoy the nice weather while they eat some delicious baked goods.

Ana

Investor Exclusive
MARCH 12TH, 2022
Update

Hi!

I would like to share something pretty amazing with you all: Two weeks ago a woman came into our Bakeri and purchased some baked goods after taking some pictures. She posted the details of her visit along with pictures on the app Nextdoor, recommending it to her neighborhood, and people started liking the post, and commenting on it. The following Tuesday (we are closed Sunday/Monday) when we opened we were bombarded with new customers and sold out of everything by 11:30! 95% of the customers that came in had read about us on Nextdoor. We had to turn away so many people because we just didn't have enough product. For Wednesday I baked double what I had the day before and we still sold out! We sold out of everything every day last week. This week was the same story on Tuesday, but Wednesday and Thursday were much slower because of bad weather. Having said that, however, I feel I should also mention that even though those two days were slower, they were still great numbers. Friday and today has followed the trend from last week. I get up at 1 am so I can make sure I bake enough to meet the demand, and we are still selling out.

On Thursday this week there was an article on 303magazine.com about our Bakeri and we are now seeing customers coming on because of this article.

We currently have 2 part time employees, 1 full time and myself (the baker) to help accommodate the amazing growth we're seeing.

Ana

https://303magazine.com/2022/03/anas-norwegian-bakeri/

Investor Exclusive
JANUARY 1ST, 2022
Q4 Update

We ended the year on a great note. This quarter started a little weak with lower than expected sales in October due to having to close the Bakeri for two weeks in response to Covid. November saw our second highest sales of the year, and December was our highest selling month of the year.

I can't wait to see what this year brings!

Ana

Investor Exclusive
OCTOBER 1ST, 2021
First repayment

Excited to share that this past quarter did great for us and first rounds of repayments are now being distributed. Thank you all for your support!

Ana

SEPTEMBER 14TH, 2021
Mixer

As promised, here is our new mixer! It will be a great tool for my small business, and will help us scale. Thank you for making this happen for us!

SEPTEMBER 13TH, 2021
Update

We received the mixer this weekend, and I'll share a picture with you once it's unpacked and ready for use. It's going to be a wonderful help!

This week we are going live with GrubHub for delivery options, something I'm really excited about! We'll be able to reach even more people with this avenue. Additionally we are also partnered with ChowNow for delivery.

We've surpassed 1500 likes and followers on our Facebook page, and I'm so excited to see and feel all the support for our small Bakeri.

Thank you to everyone who has helped us get to this point, we truly appreciate your support!

Ana

SEPTEMBER 5TH, 2021
Thank you

I want to thank each and every one of you that has invested so far, and who continue to invest. Your support is helping us realize our goals quicker than we expected, and we are incredibly grateful.

Ana

AUGUST 26TH, 2021
Mixer update

I ordered the mixer today and can't wait for it to arrive so I can start being more streamlined and save some time in the early mornings. I am so appreciative of all the support, you all made this possible for my little Bakeri. Thank you!

Ana

AUGUST 22ND, 2021
Saturday excitement

Yesterday we had our very first day of selling out of every single item I made, in three hours. I am so thankful for the wonderful reception my Bakeri is receiving, and look forward to having more days like this. The customers that came in after I sold out were so supportive and I'm incredibly grateful for that.

Ana

AUGUST 14TH, 2021
Thank you!

From the bottom of my heart, I want to thank all if you that have helped us raise our minimum goal. I am so incredibly grateful to all of you for believing in my Bakeri, the support has been, and continues to be, incredible.

Thank you everyone!

Ana

AUGUST 13TH, 2021

Update on Facebook followers and likes

We just hit 1400 likes and over 1460 followers. I'm incredibly grateful for all the support the Bakeri is receiving, and so thankful for the growth in followers, likes and new customers. Word of mouth recommendations are huge for us right now, and I'm so grateful that our customers like our products so much that they are spreading the word about us.

Ana

AUGUST 9TH, 2021
Thank you

A huge thank you to everyone who is supporting my business by investing. It means so much to me that there is so much interest in my Bakeri!

Ana

JULY 30TH, 2021
Update on likes and followers

Hi!

I'm so excited to share that we just went over 1300 likes and 1360 followers on Facebook. We've grown by over 100 of each in 12 days. This is a record for me, and I'm just so thankful! This, in addition to the customers who come in because they saw one of my ads or read one of the articles that mentions Ana's Norwegian Bakeri, tells me that we are on the right track with the Bakeri. I can't wait to see what the next month will bring!

Ana

JULY 29TH, 2021
Exciting things happening

I'm so excited to share with you that a community of Norwegians (and some Americans) have decided to use Ana's Norwegian Bakeri as a meeting place twice a month, where anyone who is interested can meet with fellow Norwegians and speak Norwegian and get to know others from Norway. They've met twice so far, and there is so much excitement around this! I am so thankful to be able to provide those who want it/need it a place that is truly a home away from home. It makes me feel like I get a piece of Norway in the middle of the Rocky Mountains!

Ana

JULY 27TH, 2021
Excite to share!

I'm so excited to share with you that today an article about my Bakeri was published in the Norwegian American. It's incredibly humbling to have so much support for my business.

https://www.norwegianamerican.com/baked-with-kjaerlighet-anas-norwegian-bakeri/

Ana

JULY 25TH, 2021
30% of goal

I want to thank each and every one of you that has invested so far. We just hit 30% of our capital raise goal and I'm so excited to see how much support my business is receiving. Thank you all!

Ana

JULY 20TH, 2021
Publication mention

Today I was surprised with a mention in the Westword publication, local to the Denver Metro area. I'm so thankful for all the excitement surrounding my bakery.

https://www.westword.com/restaurants/denver-bakery-sourdough-bagels-pastries-cake-pizza-12026438

Ana

JULY 18TH, 2021
Facebook page milestone

Today we hit 1200 likes on our Facebook page, with over 1250 followers. We've grown over 300 likes/followers the last few weeks. I am so excited for the reception my Bakeri has received, and I'm incredibly grateful to be able to work doing what I love. Thank you for all the support!

Ana

JULY 17TH, 2021
Thank you!

I want to thank everyone who has invested in my business so far. I appreciate each investment, and I'm so thankful to have raised $3500 (23%) of my total so far. Please do not hesitate to reach out with any questions you might have.

Thank you for showing me such wonderful support.

Ana

JULY 12TH, 2021
Drink Display Cooler

Today we finally got our new Drink Display Cooler installed! We are so excited to finally offer bottled drinks to our customers.

Ana

JULY 11TH, 2021
Grand Opening update

We hosted the grand opening yesterday, and it was a great success. We sold out of the majority of pastries by 10:30, but I had two extra doughs in the refrigerator and ended up making three dozen more cinnamon rolls because they were particularly requested. We had 71 paying customers, and an additional 10-15 people who are coming back another day because I was sold out of what they came in for. I received a few reviews and our community grew by several hundred people this last week. All in all a successful grand opening and I can't wait to see what this next week brings!

JULY 9TH, 2021
Grand Opening Saturday July 10th!

Hello!

We opened the Bakeri as a soft open 3 weeks ago, and things have been progressing very well since that time. We've built up excitement and have generated new customers daily.

Tomorrow we are hosting our GRAND OPENING and the excitement in the community is amazing! Our Facebook event for the grand opening is currently showing 160 people are interested in coming, 12 people are coming, and the post has been shared 24 times, with the numbers steadily climbing daily. We are going to have a raffle for 5 free 6 packs of pastries that anyone making a purchase will be entered in to. I can't wait to tell you all about it after the event is through!

DECEMBER 22ND, 2020
Merry Christmas!

Thank you to everyone who has invested so far. I appreciate each and every one of you, and your belief in my business.

I want to wish you all a very Merry Christmas and I hope this season brings you joy. I am beyond grateful for the support I've received, Thank you!

DECEMBER 14TH, 2020
Thank you

A huge Thank you! to everyone who's invested so far. I am so grateful for your support! We've been plugging along, making lots of Lefse and School Rolls. We've gained many more new customers this Holiday season as people look to incorporate their heritage into the celebrations. We appreciate all the support we've received so far, and gratefully look forward to continued support so we can reach our goal in the next two weeks.

Ana

DECEMBER 4TH, 2020
News

Today I had the opportunity to bake in a commercial kitchen, with baking capacity of 6 trays at a time. I am currently only able to do 1 tray at a time, and I am limited with regards to quantity due to this. Being able to produce product at a quicker rate, in much larger quantities, will be a major game changer for us. I am so excited to have tested these ovens today, and can't wait til next time! Next time isn't far off.

We've seen an uptick in orders, just as expected due to the Holiday Season and local Scandinavian's Lefse craze. We feel blessed and thankful to be able to provide these goods, and look forward to baking them for our customers for Holidays to come.

NOVEMBER 26TH, 2020
Giving Thanks

I just want to take this opportunity to thank my investors so far. I am thankful for each on of you, and your support of my dream. I wish you all a wonderful Thanksgiving. Thanksgiving looks a little different this year, but the gratitude I have in my heart is as great as it ever has been.

NOVEMBER 18TH, 2020
Local Interview

Hi!

I was recently interviewed by a local company regarding my business, and thought I'd share the interview here. I am so excited by all the great things happening, and can't wait to expand this business further!

https://shoutoutcolorado.com/meet-ana-fanakra-owner-of-anas-norwegian-bakeri-llc/

NOVEMBER 13TH, 2020
News

This week I connected with another business interested in featuring a major portion of the menu. We are also signed up for pop up locations through mid December, as well as booked to make traditional Lucia advent sweet rolls for a local Sons of Norway Lodge. As we continue to connect with businesses, as well as getting new customers weekly, I am beyond grateful for the opportunity to not only offer a great selection of baked goods but also to offer a safe place to work. I appreciate everyone who has invested so far, and look forward to reaching our goal.

NOVEMBER 4TH, 2020
Hi

This fundraiser is to raise funds for a location, and for equipment needed to meet the demand, as well as provide some help with the operating cost. I look forward to creating more jobs within our community, as well as providing employees with learning opportunities. My goal would be to partner with local groups for Victims of Human Trafficking by offering a safe place for employment to victims. I appreciate all the support I have received so far, and can't thank each and every one of you enough. From the bottom of my heart: Thank You.

OCTOBER 29TH, 2020
A big Thank You

I just want to thank you all for your support, I am beyond thankful. I'm so excited to get this Bakeri, and our mission, out to more people!

OCTOBER 26TH, 2020
Great start!

We're off to a great start! Thank you for your support. We are scouting possible locations, and are super excited about this entire process!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $164,250 $180,675 $193,322 $202,988 $209,077

Cost of Goods Sold $37,500 $41,250 $44,137 $46,343 $47,733

Gross Profit $126,750 $139,425 $149,185 $156,645 $161,344

EXPENSES

Rent $30,000 $30,750 $31,518 $32,305 $33,112

Utilities $1,320 $1,353 $1,386 $1,420 $1,455

Salaries $72,000 $79,200 $84,743 $88,980 $91,649

Insurance $1,548 $1,586 $1,625 $1,665 $1,706

Equipment Lease $1,200 $1,230 $1,260 $1,291 $1,323

Repairs & Maintenance $600 $615 $630 $645 $661

Legal & Professional Fees $600 $615 $630 $645 $661

Operating Profit $19,482 $24,076 $27,393 $29,694 $30,777

This information is provided by Ana's Norwegian Bakeri. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

2021_TaxReturn.pdf

Investment Round Status

Target Raise $15,000

Maximum Raise $20,000

Amount Invested $0

Investors 0

Investment Round Ends September 16th, 2022

Summary of Terms

Legal Business Name Anas Norwegian Bakeri

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $9,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

Ana's Norwegian Bakeri has been operating since [May, 2020] and has since achieved the following milestones:

Opened location in [Centennial, CO]

Achieved revenue of [$70.000]in [2022], which then grew to $84888 so far in 2022.

Had Cost of Goods Sold (COGS) of $6000, which represented gross profit margin of 91.4% in 2021. COGS were then $26000 the following year, which implied gross profit margin of 83.3%.

Achieved profit of $5000 in 2021, which then grew to $9000 so far in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Ana's Norwegian Bakeri forecasts the following milestones:

Secured lease in [Entennial, CO] in 04/2021.

Hire for the following positions by [12/2022]: Cashier, Dishwasher

Achieve 200,000 revenue per year by 2024

Achieve 70000profit per year by 2024.

Other outstanding debt or equity

As of 07.07.2022 Ana's Norwegian Bakeri has debt of $28951.56 outstanding and a cash balance of $7000. This debt is sourced primarily from previous Mainvest campaign and will be senior to any investment raised on Mainvest. In addition to the Ana's Norwegian Bakeri's outstanding debt and the debt raised on Mainvest, Ana's Norwegian Bakeri may require additional funds from alternate sources at a later date.

To date we have made quarterly repayments on the previous campaigns, and the repayment amounts have increased each quarter due to quarterly revenue increases, and we expect that to continue.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ana's Norwegian Bakeri to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ana's Norwegian Bakeri operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ana's Norwegian Bakeri competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ana's Norwegian Bakeri's core business or the inability to compete successfully against the with other competitors could negatively affect Ana's Norwegian Bakeri's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ana's Norwegian Bakeri's management or vote on and/or influence any managerial decisions regarding Ana's Norwegian Bakeri. Furthermore, if the founders or other key personnel of Ana's Norwegian Bakeri were to leave Ana's Norwegian Bakeri or become unable to work, Ana's Norwegian Bakeri (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ana's Norwegian Bakeri and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ana's Norwegian Bakeri is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ana's Norwegian Bakeri might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ana's Norwegian Bakeri is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ana's Norwegian Bakeri

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ana's Norwegian Bakeri's financial performance or ability to continue to operate. In the event Ana's Norwegian Bakeri ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ana's Norwegian Bakeri nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ana's Norwegian Bakeri will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ana's Norwegian Bakeri is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ana's Norwegian Bakeri will carry some insurance, Ana's Norwegian Bakeri may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ana's Norwegian Bakeri could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ana's Norwegian Bakeri's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ana's Norwegian Bakeri's management will coincide: you both want Ana's Norwegian Bakeri to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ana's Norwegian Bakeri to act conservative to make sure they are best equipped to repay the Note obligations, while Ana's Norwegian Bakeri might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ana's Norwegian Bakeri needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ana's Norwegian Bakeri or management), which is responsible for monitoring Ana's Norwegian Bakeri's compliance with the law. Ana's Norwegian Bakeri will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ana's Norwegian Bakeri is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ana's Norwegian Bakeri fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ana's Norwegian Bakeri, and the revenue of Ana's Norwegian Bakeri can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ana's Norwegian Bakeri to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ana's Norwegian Bakeri. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
LON I. Cheshire, CT 4 months ago

congrats on the news. You may want to bring in a person to help with the early morning baking, will help you as doing 1am work will burn you out quickly. If I remember the counter had limited display space as the goods were displayed on top of counter. Recommend to remove counter and get larger display cases. See if other bakers will provide you with goods also == baked to your specifications. Also when pulling out a box for customers to put good in, order larger boxes so they will order more. The extra revenue goes to pay employees, full time and help the company build some cash reserves

Reply
Mohammed K. Novi, MI 10 months ago

Love supporting small businesses. Ana seems dedicated and brings a unique concept. As a foodie world traveller, I love to see the world's food come to us right here in America :)

Anne-Marie F. Englewood, CO 10 months ago Ana's Norwegian Bakeri Entrepreneur

Thank you so much for these kind words! I appreciate your support:)

Ron S. Centennial, CO 11 months ago

Delicious baked goods. Be sure to try the Sunshine Rolls.

Anne-Marie F. Englewood, CO 11 months ago Ana's Norwegian Bakeri Entrepreneur

Thank you so much for your support! I appreciate it so very much.

Nathaniel E. Denver, CO 11 months ago

I invested because I love to invest in local businesses and I believe this shop has the products and plan to be successful.

Anne-Marie F. Englewood, CO 11 months ago Ana's Norwegian Bakeri Entrepreneur

Thank you so much! Your support means so much to us!

LON I. Cheshire, CT 11 months ago

Ana - congrats on the minimum raise. I invested in the first round. Wanted to send you some info from outside point of view. The entire counter is covered. Suggest to make space for the cash register to be seen and interact more with customers. There appears to be a lot of open space-- so the recommendation is to make more product-- take the right side that has wall seating and make shelves for ready to go products in boxes or more breads. Also when customers come in-- take out a box for 4-6 pastry and that will encourage them to buy more than just 1 for themselves. Also maybe on the side shelves display larger pastery items and charge 3x. I have a sweet tooth-- since I see the pastry they all look the same size, but if I saw something larger- I would always chose that first

Anne-Marie F. Englewood, CO 11 months ago Ana's Norwegian Bakeri Entrepreneur

Hi Lon! I apologize for taking so long to respond to your feedback. I really appreciate that you took the time to write me some suggestions, and I will look at how some of these would work in the Bakeri. Thank you so much for supporting my business in the first round I held, and again for your support during this round. I truly appreciate it! Ana

Lu D. Flushing, NY 12 months ago

What is the current head count in your bakery? I see the salary expense rather low over the course of a 5 year period. What are your goals for scaling the business as sales grow?

Anne-Marie F. Englewood, CO 12 months ago Ana's Norwegian Bakeri Entrepreneur

I 've been in business since May 2020. I have not started paying myself until recently. I am the only person on payroll currently. I hope to add a few menu items to offer a simple breakfast and lunch option. Long term I envision the Bakeri to open other locations. I'm decided on the first two possible locations after doing market research this past year. I see increases in sales and customer count weekly, and if sales continue in the same pattern it's currently following I will need to hire part time and/or full time help sooner than I originally anticipated.

Lu D. Flushing, NY 12 months ago

I love your dedication to the business. I thought based on the profile page

Lu D. Flushing, NY 12 months ago

...you will be hiring a business and marketing manager to scale your business by increasing the partnerships with catering halls, restaurants, and coffee shops. Your numbers are pretty conservative, which is good. Your long term goal is suitable with your forecast in the data room.

Anne-Marie F. Englewood, CO 12 months ago Ana's Norwegian Bakeri Entrepreneur

Thank you so much for your feedback, I appreciate it very much. I just partnered with a company to help me optimize my SEO's on a monthly basis to help drive more business my way through search engines. Many of my new customers found me through their online search for a bakery or while searching for cakes, and I feel confident that this partnership will increase my customer count and revenue.

Lu D. Flushing, NY 12 months ago

What are you current profit margins between wholesale to local coffee shops and individual customers? Also do you have intentions on starting an e-commerce website to sell your products online and ship them nationwide? I feel you will have larger profit margins selling online rather than wholesale.

Anne-Marie F. Englewood, CO 12 months ago Ana's Norwegian Bakeri Entrepreneur

My current profit margin in retail is 300-600% depending on the product. Wholesale will be 200-300% depending on the product. I already sell online, but I do not currently ship because once I ship I can no longer guarantee the integrity and quality of the product.

Bradley C. Gladstone, MO over 1 year ago

Hello - Can you share if you've been able to secure any retail stores to sell/feature your items? If so how are sales going at those locations? Is revenue still averaging around 2500 a month?

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Anne-Marie F. Englewood, CO over 1 year ago Ana's Norwegian Bakeri Entrepreneur

Hi, and thank you for your question! I have three prospective coffeeshop clients, and one additional business interested in offering my baked goods. There are no sales yet in these venues because I need to secure a commercial kitchen in order to wholesale. Sales are down a little overall this month due to new Covid restrictions, but have been picking up over the last week for the Holidays. Please let me know if I can answer anything else.

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John M. Topsfield, MA over 1 year ago

I invested because I liked her story and believe she can make this happen!

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Anne-Marie F. Englewood, CO over 1 year ago Ana's Norwegian Bakeri Entrepreneur

Thank you so very much!

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Alexis O. Palm Beach Gardens, FL over 1 year ago

Nothing quite like a local bakery. Wish I had one here in Florida, but for now, I hope all those Coloradans enjoy it.

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Anne-Marie F. Englewood, CO over 1 year ago Ana's Norwegian Bakeri Entrepreneur

Thank you so very much for your support, it means very much to me.

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LON I. Cheshire, CT over 1 year ago

hello-- how much are you selling now. Just simple math-- average selling now, and overall profit. Dont count your labor

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Anne-Marie F. Englewood, CO over 1 year ago Ana's Norwegian Bakeri Entrepreneur

Average now is $2500 a month.

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LON I. Cheshire, CT over 1 year ago

ok I invested

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Anne-Marie F. Englewood, CO over 1 year ago Ana's Norwegian Bakeri Entrepreneur

Thank you so very much for your support, it means so much to me.

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Ana's Norwegian Bakeri isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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